NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 16, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was terminated on October 1, 2012. The removal of the Rights to Purchase Series A Junior Participating Preferred Stock, $0.0001 per share of Par Pharmaceutical Companies, Inc. is being effected because the Exchange knows or is reliably informed that on October 1, 2012 all rights pertaining to the entire class of this security were extinguished. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on October 1, 2012.